FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news UBS India Investor Conference held in Mumbai: November 12, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the UBS India Investor Summit held in Mumbai on November 12, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

UBS India Investor Conference held in Mumbai: November 12, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Global Thematic Partners
2.	Group Meeting	Putnam Investments
3.	One-on-one	Invesco Asset Management
4.	One-on-one	Lazard Asset Management
5.	Group Meeting	AIA Investment Management
6.	Group Meeting	Axis AMC
7.	Group Meeting	Alliance Bernstein
8.	Group Meeting	Asset Management One Singapore Pte Ltd
9.	Group Meeting	Composite Capital Management
10.	Group Meeting	DNCA Finance
11.	Group Meeting	Daiwa SB Investments
12.	Group Meeting	Edinburgh Partners
13.	Group Meeting	HSBC Asset Management India Pvt. Ltd
14.	Group Meeting	Matsya Capital
15.	Group Meeting	Mirabaud Investment Management
16.	Group Meeting	Oaktree Capital Management
17.	Group Meeting	Sephira Emerging Markets LLP
18.	Group Meeting	Tybourne Capital
19.	Group Meeting	Victory Capital Management
20.	Group Meeting	Jupiter Asset Management
21.	Group Meeting	GLG Group
22.	One-on-one	Mondrian Investment Partners Ltd

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 13, 2018	By:	/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Chief Manager